UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934.

Commission File Number: 000-26455

iSECUREtrac Corp.

(Exact name of registrant as specified in its charter)

_______________________

5078 South 111th Street

Omaha, NE 68137

(402) 537-5680

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

_________________________

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☒
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☒
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 372

Pursuant to the requirements of the Securities Exchange Act of 1934, iSECUREtrac Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 7 , 2013	By:	/s/ Lincoln Zehr
Name: Lincoln Zehr
Title: Chief Executive Officer